January 10, 2023

Via Edgar Submission

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Lynn Dicker and Eric Atallah

RE:	Trulieve Cannabis Corp.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 30, 2022

File No. 000-56248

Ladies and Gentlemen:

Trulieve Cannabis Corp., a corporation incorporated under the laws of British Columbia, Canada (the “Company”), sets forth below the Company’s response to the letter, dated December 23, 2022, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on March 30, 2022 (the “Form 10-K”).

In order to facilitate the Staff’s review of the Company’s response, we have restated in italics the Staff’s comments in this letter, and we have numbered the paragraph below to correspond to the numbers in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1.

Based on the language provided in the audit reports of your successor and predecessor auditor, it does not appear to us that either auditor has taken audit responsibility in their reports for the adjustments made to the prior periods presented in your financial statements stemming from the change in accounting principle and the revision of previously issued financial statements. Please amend your filing to include an audit report that takes responsibility for the adjustments. Refer to AS 3105 and the PCAOB’s Staff Questions and Answers on Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor.

3494 Martin Hurst Road * Tallahassee, Florida 32312 * (844) 878-5438

Response: Our successor auditor, Marcum LLP, took responsibility for and audited the adjustments made to the prior period presented in the financial statements stemming from the change in accounting principle and the revision of previously issued financial statements. As this is not articulated in their audit opinion, the Company will file a Form 10-K amendment that includes their reissued opinion containing a paragraph describing their procedures performed in auditing the adjustments and their opinion on the appropriateness and proper application of such adjustments in the following form:

We also audited the adjustments described in Note 2 that were applied to revise the 2020 financial statements and reflect the change in accounting principle related to accounting for income taxes. In our opinion, such adjustments are appropriate and properly applied. We were not engaged to audit, review or apply any procedures to the 2020 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or other form of assurance on the 2020 financial statements taken as a whole.

The amendment will be filed solely for the purposes of the inclusion of the reissued opinion containing such paragraph in Marcum LLP’s “Report of Independent Registered Public Accounting Firm.” The addition of this paragraph does not affect Marcum LLP’s unqualified opinion of the Company’s financial statements included in the Form 10-K filed on March 30, 2022.

Note 2. Basis of Presentation

Change in Accounting Principle, page F-9

2.

We note that in the fourth quarter of 2021, the company elected to change its accounting principle for measuring deferred tax assets and liabilities in acquisitions. Please explain to us the facts and circumstances concerning the change in accounting principle and provide us specific references in authoritative accounting guidance as support for both the newly adopted and previous accounting policies.

Response: The accounting principle analyzed herein is measuring deferred tax assets (“DTAs”) and liabilities (“DTLs”) in taxable acquisitions where Section 280E of the Internal Revenue Code (“Section 280E”) applies.

Section 280E bars deductions and credits other than Cost of Goods Sold (COGS) for amounts paid or incurred by taxpayers conducting any trade or business if such trade or business consists of trafficking in controlled substances (within the meaning of Schedule I and II of the Controlled Substances Act), which is prohibited by federal law or the law of any state in which such trade or business is conducted.

In the taxable acquisitions discussed herein, the most significant assets acquired are identified intangible assets. If the Company has tax basis in these assets under the relevant tax laws, the assets will be amortized for tax purposes over 15 years in accordance with Section 197 of the Internal Revenue Code (“Section 197”). However, that amortization will be non-deductible under Section 280E since the tax amortization will not be allocated to COGS.

3494 Martin Hurst Road * Tallahassee, Florida 32312 * (844) 878-5438

For purposes of recording deferred taxes, there is diversity in practice in applying the guidance in ASC 740 on how to measure tax basis of assets in which the expected recovery will be non-deductible for tax purposes under Section 280E. The Company could consider the tax basis of identified intangible assets to be zero since the tax amortization will not be deductible (i.e. historical approach). In this approach, a DTL is set up at the time of the acquisition and will reverse as the financial statement amortization is added back as a temporary difference. Alternatively, the Company could consider that the tax basis of identified intangible assets is determined by the allocation of purchase price under the relevant tax laws (i.e. new approach). In this approach, the tax basis would be equal to the financial statement basis so no DTL is recorded. The financial statement amortization is then added back as a permanent difference.

Business Combinations

Under ASC 805, Business Combinations, assets and liabilities acquired are accounted for at fair value. Recognition and measurement of deferred taxes arising from the assets acquired and liabilities assumed in a business combination are accounted for in accordance with ASC 740, Income Taxes.

The first step is generally determining the tax structure of the transaction (i.e., taxable or nontaxable). In a taxable transaction (e.g., an asset acquisition or a stock acquisition treated as an asset acquisition), the tax bases of assets acquired, and liabilities assumed generally are adjusted to fair value. In a nontaxable transaction, the historical tax bases of the assets and liabilities, as well as tax attributes, generally carry over to the acquirer.

Next, the financial statement and tax bases of the net assets acquired should be determined. The financial statement reported amounts (i.e., book basis) are determined in accordance with ASC 805. The tax bases of the net assets acquired are determined by the relevant tax laws.

The acquirer should then identify and measure the deductible and taxable temporary differences of the acquired business and record the resulting DTAs and DTLs. The expected manner of recovery should be considered when determining the future tax consequences. The carrying amount of an asset will generally be recovered through use, sale, or both. The tax consequences of using an asset or settling a liability are sometimes different from selling net assets and may directly affect the tax that would be payable in the future.

Prior to the Company’s change in accounting principle in the fourth quarter of 2021, the Company had two transactions that were taxable transactions under U.S. tax laws which were accounted for as business combinations. In both transactions, the purchase price was allocated to the assets acquired and liabilities assumed at fair value in accordance with Internal Revenue Code Section 1060 (“Section 1060”) resulting in no difference between financial statement and tax bases at the time of the acquisition.

3494 Martin Hurst Road * Tallahassee, Florida 32312 * (844) 878-5438

Newly Adopted Accounting Principle

Determining the financial statement and tax bases of the net assets acquired

ASC 740-10-25-50 notes that, the tax basis of an asset or liability and the timing of its inclusion in taxable income is based on the laws and regulations of the relevant tax jurisdiction. Given that the purchase price was allocated to the net assets acquired in the same manner and at the same amount for both financial statement and tax purposes, the financial statement and tax basis of the net asset acquired were equal on the date of the transaction.

Identify and measure the deductible and taxable temporary differences and record the resulting DTA or DTL

As determined above, no deductible or taxable temporary differences existed at the time of the acquisition, therefore no DTA or DTL is recorded.

Previous Accounting Principle

Determining the financial statement and tax bases of the net assets acquired

Although the purchase price was allocated to the net asset acquired in the same manner for financial statement and tax purposes, for purposes of recording deferred taxes, the tax base of certain assets, namely intangible assets, was determined to be zero based on the future deductibility. Considering the expected manner of recovery of intangible assets, which is to hold the asset for use, amortization of that intangible asset will be non-deductible for tax purposes due to Section 280E and therefore the tax basis is not more likely than not to be realized.

Identify and measure the deductible and taxable temporary differences and record the resulting deferred tax asset or liability

ASC 740-10-20 defines a temporary difference as a difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years.

As determined above, the Company concluded that for purposes of recording deferred taxes, tax basis of the intangible assets acquired in the taxable transactions was zero, creating a difference between the financial statement and tax bases. Based on the expected manner of recovery, the basis difference is not expected to result in taxable or deductible amounts in future years due to Section 280E. However, ASC 740-10-25-20 notes that, inherent in an entity’s statement of financial position is the assumption that the reported amounts of assets will be recovered, and the reported amounts of liabilities will be settled. Consequently, in the case of financial statement assets that do not have a corresponding tax basis (e.g., intangible assets established in a nontaxable business combination), there is the presumption that, if the asset were to be recovered at its book carrying value, the gain on the sale proceeds would represent a future tax effect that must be accounted for.

3494 Martin Hurst Road * Tallahassee, Florida 32312 * (844) 878-5438

A DTL equal to the financial statement value of the intangible multiplied by the relevant tax rate was recorded to goodwill on the date of the acquisition.

Asset Acquisitions

In a typical acquisition of an asset or groups of assets in a transaction involving a monetary exchange, the book and tax bases of the assets are equal to the purchase price. Therefore, there is generally no temporary difference or related deferred tax to record at the acquisition date. However, sometimes there is an acquisition that is not accounted for as a business combination under ASC 805 where basis differences may exist. ASC 740-25-51 prohibits any immediate income tax expense or benefit from the recognition of those deferred taxes. Instead, the use of the simultaneous equations is required to determine the assigned value of an asset and the related DTA or DTL.

Prior to the Company’s change in accounting principle in the fourth quarter of 2021, the Company had four transactions that were taxable transactions under U.S. tax laws which were accounted for in the financial statements as asset acquisitions. In these transactions, the purchase price was allocated to the assets acquired and liabilities assumed at fair value in accordance with Internal Revenue Code Section 1060 (“Section 1060”) resulting in no difference between financial statement and tax bases at the time of the acquisition.

Newly Adopted Accounting Principle

Determining the financial statement and tax bases of the net assets acquired

ASC 740-10-25-50 notes that, the tax basis of an asset or liability and the timing of its inclusion in taxable income is based on the laws and regulations of the relevant tax jurisdiction. Given that the purchase price was allocated to the net assets acquired in the same manner for financial statement and tax purposes, the financial statement and tax bases of the net assets acquired were equal on the date of the transaction.

Identify and measure the deductible and taxable temporary differences and record the resulting deferred tax asset or liability

As determined above, no deductible or taxable temporary differences existed at the time of the acquisition, therefore no DTA or DTL is recorded.

Previous Accounting Principle

Determining the financial statement and tax bases of the net assets acquired

3494 Martin Hurst Road * Tallahassee, Florida 32312 * (844) 878-5438

Although the purchase price was allocated to the net asset acquired in the same manner for financial statement and tax purposes, for purposes of recording deferred taxes, the tax base of certain assets, namely intangible assets, was determined to be zero based on the future deductibility. Considering the expected manner of recovery of intangible assets, which is to hold the asset for use, amortization of that intangible asset will be non-deductible for tax purposes due to Section 280E and therefore the tax basis is not more likely than not to be realized.

Identify and measure the deductible and taxable temporary differences and record the resulting deferred tax asset or liability

ASC 740-10-20 defines a temporary difference as a difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years.

As determined above, the Company concluded that for purposes of recording deferred taxes the intangible assets acquired in the taxable transactions was zero, creating a difference between the financial statement and tax bases. Based on the expected manner of recovery, the basis difference is not expected to result in taxable or deductible amounts in future years due to Section 280E. However, ASC 740-10-25-20 notes that, inherent in an entity’s statement of financial position is the assumption that the reported amounts of assets will be recovered, and the reported amounts of liabilities will be settled. Consequently, in the case of financial statement assets that do not have a corresponding tax basis (e.g., intangible assets established in a nontaxable business combination), there is the presumption that, if the asset were to be recovered at its book carrying value, the gain on the sale proceeds would represent a future tax effect that must be accounted for.

ASC 740-25-51 prohibits any immediate income tax expense or benefit from the recognition of deferred taxes in asset acquisitions. Instead, the use of the simultaneous equations is required to determine the assigned value of an asset and the related DTA or DTL. A DTL was recorded to the intangible assets using the simultaneous equation.

Change in Accounting Principle

ASC 250-10-45 states that once an accounting principle is adopted, it shall be used consistently in accounting for similar events and transactions. However, an entity may change an accounting principle if it justifies the use of an allowable alternative accounting principle on the basis that it is preferable.

The Company considered the following when justifying the preferability of the proposed change in accounting principle.

1.	Authoritative and non-authoritative support

a.	As discussed in the analysis above, the proposed accounting principle is supported by ASC 740.

2.	Rationality

3494 Martin Hurst Road * Tallahassee, Florida 32312 * (844) 878-5438

a.	The Company believes the proposed accounting principle is in conformity with broad concepts of accounting as it gives a more accurate reflection of assets and liabilities acquired in transactions.

b.

The proposed accounting principle was used by Harvest Health & Recreation, Inc. (“Harvest”) prior to the acquisition by Trulieve on October 1, 2021. Changing to the proposed accounting principal results in more consistency with Harvest.

3.	Industry practice

a.	The proposed accounting principle is prevalent practice in the cannabis industry.

If you need any additional information or if we can be of any further assistance, please do not hesitate to contact Alex D’Amico, Chief Financial Officer, at alex.damico@trulieve.com.

Very truly yours,

/s/ Alex D’Amico

Alex D’Amico
Chief Financial Officer

3494 Martin Hurst Road * Tallahassee, Florida 32312 * (844) 878-5438